FORM 3  U.S. Securities and Exchange Commission           OMB Approval
                Washington, D.C.  20549           OMB Number        3235-0104
                                                  Expires:  December 31, 2000
                                                  Estimated ave.burden
                                                  hours per response......0.5


                  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF
                SECURITIES Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
             Section17(a) of the Public Utility Holding Company Act
                   of 1935 or Section 30(f) of the Investment
                               Company Act of 1940
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1.  Name and Address      2.  Date of Event Requiring    3. IRS or Soc.Sec.No.
    of Reporting Person       Statement (Month/Day/Yr)      of Reporting Person
                                                            (Voluntary)
Hanson,  Garcia                   05/09/2001
-------------------------   ---------------------------     --------------------
(Last)  (First)  (Middle)

First Floor Ebor Court
------------------------                    4. Issuer Name and Ticker or Trading
        (Street)                               Symbol

Westgate Leed UK  LS1 4ND                        Authoriszor Inc. (AUTH)
------------------------                       ---------------------------------
  (City) (State)    (ZIP)

5.   Relationship of Reporting Person       6. If Amendment, Date of Original
     to Issuer (Check all applicable)
            Director        10% Owner          ---------------------------------
     -------         -------                      (Month/Day/Year)
        X   Officer         Other
     -------         -------
   (give title below)(specify below)        7. Individual or Joint/Group Filing
                                               (Check Applicable Line)
    Chief Operations Officer                    X
   ------------------------------------        ---  Form filed by one Reporting
                                                    Person

                                               ---  Form filed by more than one
                                                    Reporting Person*



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             Table I - Non-Derivative Securities Beneficially Owned
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1.   Title of Security              2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                           Securities                Direct (D) or          Beneficial
                                          Beneficially              Indirect (I)           Ownership
                                          Owned (Instr. 4)          (Instr. 5)             (Instr. 5)

    Common Stock                            464,957 (1)                  D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
         (Print or Type Responses)

* If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v)


FORM 3 (continued)
Page 2
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               Table II - Derivative Securities Beneficially Owned
          (e.g. puts, calls, warrants, options, convertible securities)
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1.   Title of                       2.  Date Exercisable and           3.  Title and Amount of Securities
     Derivative                         Expiration Date                    Underlying Derivative Security
     Security                           (Month/Day/Year)                   (Instr. 4)
                                    ------------------------------------------------------------------------
                                    Date             Expiration                         Amount or Number
                                    Exercisable      Date              Title            of Shares



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4.  Conversion or Exercise          5.  Ownership Form of                  6.  Nature of Indirect Beneficial
    Price of Derivative                 Derivative Security:                   Ownership
    Security                            Direct (D) or Indirect (I)             (Instr. 5)
     (Instr. 4)                         (Instr. 5)



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Explanation of Responses:

(1) Acquired in exchange for stock of WRDC Limited, a company organized pursuant to United Kingdom law ("WRDC"), pursuant to Authoriszor Inc.'s (the "Company") acquisition of certain of WRDC's outstanding capital stock (the "Acquisition"). The reporting person may receive up to an additional 97,777 shares of the Company's common stock pursuant to the Acquisition if certain performance targets relating to the realization of certain of WRDC's account receivables are met. Upon the occurrence of certain events, but in no event later than January 1, 2002, the Company is obligated to acquire the remaining capital stock of WRDC not then owned by the Company, including shares (the "Remaining Shares") of capital stock of WRDC owned by reporting person, in a separate transaction. Subject to certain exceptions, the purchase price for the Remaining Shares will be paid in cash and shares (the "Additional Shares") of the Company's common stock. It is not possible at this time to determine the number of Additional Shares to be received by the reporting person.



                                                     /s/ Garcia Hanson                    05/16/2001
                                                     -------------------------------      ----------
                                                     **Signature of Reporting Person         Date

** Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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